Ex. 21
Syntroleum International Corporation (a Delaware corporation)
Syntroleum Australia License Corporation (a Delaware corporation)
Syntroleum Australia Credit Corporation (a Delaware corporation)
Syntroleum Sweetwater Holdings Corp. (a Delaware corporation)
Syntroleum Nigeria, Ltd. (a Nigeria company)
Scout Development Corporation (a Missouri Corporation)
Dynamic Fuels, LLC ( a Delaware limited liability company)